SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TEXTRON INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% Convertible Senior Notes due 2013

(Title of Class of Securities)

883203 BN0

(CUSIP Number of Class of Securities)

Jayne M. Donegan

Senior Associate General Counsel

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(401) 421-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Todd W. Eckland

Stanton D. Wong

PILLSBURY WINTHROP SHAW PITTMAN LLP

1540 Broadway

New York, NY 10036

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$1,074,119,468.46	$124,706

(*)                                 Determined in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that all 4.50% Convertible Senior Notes due 2013 (the “Notes”) of Textron Inc. (the “Company”) outstanding as of September 14, 2011 will be purchased pursuant to the Offer at the maximum purchase price of $1,790.22 in cash per $1,000 principal amount of Notes. As of September 14, 2011, there was $599,993,000 aggregate principal amount of Notes outstanding.

(**)                          The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act, by multiplying the Transaction Valuation by 0.0001161.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$124,706	Filing Party:	Textron Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 14, 2011

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Textron Inc., a Delaware corporation (the “Company”), on September 14, 2011 (the “Schedule TO”) in connection with the Company’s offer to purchase for cash any and all of the Company’s outstanding 4.50% Convertible Senior Notes due 2013 (the “Notes”) upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated September 14, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO, or in the Offer to Purchase or the Letter of Transmittal. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Item 7.                                                          Source and Amount of Funds or Other Consideration.

(a)                                  Source of Funds.  The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.  On September 14, 2011, the Company priced a public offering of $250 million aggregate principal amount of 4.625% senior notes due 2016 (the “4.625% Notes”), and $250 million aggregate principal amount of 5.950% senior notes due 2021 (the “5.950% Notes,” and together with the 4.625% Notes, the “New Senior Notes”).

(b)                                 Conditions.  The information set forth in the Offer to Purchase in the section entitled “The Offer—Conditions of the Offer” is incorporated herein by reference. In addition, the information set forth in Item 7(a) above is incorporated herein by reference. The Company intends to waive the New Notes Condition (as that term is defined in the Offer to Purchase) upon the closing of the sale of the New Senior Notes, which is scheduled to occur on September 21, 2011 and is subject to customary closing conditions. Upon the closing of the sale of the New Senior Notes, the Company will promptly further amend the Schedule TO to disclose the effectiveness of such waiver.

(d)                                 Borrowed Funds.  The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference. In addition, the information set forth in Item 7(a) and Item 7(b) above is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2011.

TEXTRON INC.

By	/s/ Brian Lynn
Brian Lynn,
Assistant Treasurer